PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated May 29, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-288744

Primary offering of up to 11,500,000 Class A ordinary shares issuable upon the exercise of warrants
Secondary offering of up to 7,896,565 Class A ordinary shares offered by the Selling Shareholders

This Prospectus Supplement updates, amends and supplements the prospectus dated May 29, 2026 (the “Original Prospectus”), contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form F-1, effective as of May 29, 2026 (Registration No. 333- 288744) (the “Registration Statement”), relating to the issuance by us of up to an aggregate of 11,500,000 Class A ordinary shares, par value $0.0001 per share, herein referred to as “Class A ordinary shares,” of Blue Gold Limited, a Cayman Islands exempted company limited by shares (“Blue Gold Limited”), issuable upon the exercise of 11,500,000 warrants, herein referred to as “warrants.” The warrants are exercisable for Class A ordinary shares at an exercise price of $11.50. The warrants were issued on the closing date of the Business Combination (defined below) in exchange for the warrants of Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares, formerly known as RCF Acquisition Corp. (“Perception”), that were underlying the units of Perception, each of which was comprised of one Class A ordinary share of Perception and one-half of one redeemable warrant of Perception, sold in Perception’s initial public offering, in addition to warrants offered by Perception in a private placement. Perception initially issued 11,500,000 warrants, which were exchanged on a one-for-one basis for warrants to purchase Class A ordinary shares of Blue Gold Limited. As of the date of this Prospectus Supplement, 11,500,000 warrants remain outstanding. We will receive approximately $132.3 million in aggregate proceeds from the exercise of the warrants, assuming the exercise in full of all of the warrants.

There is no assurance that the holders of the warrants will elect to exercise any or all of such warrants. The exercise price of the warrants is $11.50 per share. The likelihood that warrant holders will exercise the warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A ordinary shares. If the trading price for our Class A ordinary shares is less than $11.50 per share, we believe holders of the warrants will be unlikely to exercise their warrants. There is no guarantee that the warrants will be in the money prior to their expiration, and as such, the warrants may expire worthless and we may receive no proceeds from the exercise of the warrants. To the extent that any of the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease. We do not expect to rely on the cash exercise of warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in the Original Prospectus to continue to support our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

In addition, this Prospectus Supplement relates to the resale from time to time of our Class A ordinary shares. The Selling Shareholders identified in the Original Prospectus are offering 7,896,565 Class A ordinary shares. The Selling Shareholders may, from time to time, sell the Class A ordinary shares offered by them described in the Original Prospectus. We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Shareholders. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s Class A ordinary shares underlying the warrants. The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholders in disposing of their Class A ordinary shares.

On June 25, 2025 (the “Closing Date”), Blue Gold Limited consummated the previously announced business combination (the “Business Combination”) pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024 (as amended and restated, the “BCA”), and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025, and June 10, 2025 by and among Blue Gold Limited, Perception and Blue Gold Holdings Limited (“BGHL”). The following transactions occurred pursuant to the terms of the BCA to effectuate the Business Combination:

●	Blue Gold Limited formed Blue Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Blue Merger Sub”), for the purposes of effectuating the Business Combination;

●	Perception merged with and into its wholly owned subsidiary, Blue Gold Limited, with Blue Gold Limited being the surviving entity (the “Perception Reorganization”);

●	Blue Cayman 1, an exempted company incorporated under the laws of the Cayman Islands (“BC1”), acquired the entirety of the BGHL Shares;

●	BC1 transferred the entire undertaking of BC1, including the entire share capital of BGHL to Blue Cayman 2, an exempted company incorporated under the laws of the Cayman Islands (“BC2”). The name of Blue Cayman 2 was changed to Blue Gold (Cayman) Limited;

●	BC1 transferred the entire undertaking of BC1, including the entire share capital of BGHL to Blue Cayman 2, an exempted company;

●	Blue Merger Sub merged with and into BC2, with BC2 being the surviving entity and becoming a wholly owned subsidiary of BGL. Prior to Perception merging with and into its wholly owned subsidiary, Blue Gold Limited, Blue Gold Limited conducted no business operations and held no material assets. The total assets held by Blue Gold Limited, as of December 31, 2024, represent less than 0.05% of the total assets held by Perception as of December 31, 2024. For more information, see the section titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations - Recent Developments.”

Prior to Perception merging with and into its wholly owned subsidiary, Blue Gold Limited, Blue Gold Limited conducted no business operations and held no material assets.

Our Class A ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On July 29, 2026 the closing price of our Class A ordinary shares was $0.21 per share and the closing price of our warrants was $0.05. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to July 29, 2026, the closing price of our Class A ordinary shares ranged from as low as $0.20 to as high as $133.00 and daily trading volume ranged from 30,900 to 29,059,500 Class A ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.04 to as high as $0.75 and daily trading volume ranged from 0 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors —  Risks Related to the Ownership of Our Securities  — The price of the Blue Gold Limited Class A ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its Class A ordinary shares.”

This Prospectus Supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This Prospectus Supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read this entire Prospectus Supplement and Original Prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary - Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary - Foreign Private Issuer.”

Investing in our Class A ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 9 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus Supplement, or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 5, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Notification of Nasdaq Listing Deficiencies

On July 1, 2026, Blue Gold Limited (the “Company”) received a formal notification from Nasdaq stating that, based on the closing bid price of the Company’s class A ordinary shares of par value US$0.0001 per share (the “Class A ordinary shares”), for the last 30 consecutive business days, the Company’s Class A ordinary shares no longer comply with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

In addition, also on July 1, 2026, the Company received a separate formal deficiency letter from Nasdaq stating that the Market Value of Listed Securities (the “MVLS”) of the Company’s Class A ordinary shares has been below the $50 million minimum requirement for the preceding 30 consecutive business days, and that the Company therefore no longer meets the minimum MVLS requirement for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”).

On July 8, 2026, the Company issued a press release announcing that the Company received a written notification from Nasdaq of the noncompliance with the Bid Price Requirement and a deficiency letter relating to the MVLS Requirement.

The notification and the deficiency letter have no immediate effect on the listing or trading of the Company’s Class A ordinary shares and the Company’s public warrants, which continue to be listed and to trade on Nasdaq. In accordance with Nasdaq Listing Rules, the Company was afforded a compliance period of 180 calendar days from the date of each notification, or until December 28, 2026 with respect to the Bid Price Requirement and the MVLS Requirement, to regain compliance.

To regain compliance with the Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the applicable compliance period. To regain compliance with the MVLS Requirement, the Company’s MVLS must close at $50 million or more for a minimum of 10 consecutive business days during the applicable compliance period.

In the event the Company does not regain compliance by December 28, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to December 28, 2026, or the expiration of the second compliance period if granted.

A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that involve risks and uncertainties, including those detailed in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report of Foreign Private Issuer on Form 6-K. The Company does not intend to revise or update any forward-looking statement contained in this Report of Foreign Private Issuer on Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 8, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

Exhibit 99.1

Blue Gold Receives Nasdaq Deficiency Letters and Confirms Commitment to Maintaining Nasdaq Listing

NEW YORK, NY, July 8, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced that it has received notification from Nasdaq regarding compliance with certain continued listing requirements on the Nasdaq Global Market.

Nasdaq Notifications

On July 1, 2026, the Company received a written notification from Nasdaq stating that, based on the closing bid price of the Company’s Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), for the last 30 consecutive business days, the Company’s Class A Ordinary Shares no longer comply with the minimum bid price requirement of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”).

In addition, on July 1, 2026, the Company received a separate written notification from Nasdaq stating that the Market Value of Listed Securities (the “MVLS”) of the Company’s Class A Ordinary Shares has been below the $50 million minimum requirement for the preceding 30 consecutive business days, and that the Company therefore no longer meets the minimum MVLS requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(b)(2) (the “MVLS Requirement”).

The notifications have no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares or warrants, which continue to be listed and to trade on Nasdaq. In accordance with Nasdaq Listing Rules, the Company has a period of 180 calendar days from the date of each notification, or until December 28, 2026, to regain compliance with the Bid Price Requirement and the MVLS Requirement.

To regain compliance with the Bid Price Requirement, the closing bid price of the Company’s Class A Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the applicable compliance period. To regain compliance with the MVLS Requirement, the Company’s MVLS must close at $50 million or more for a minimum of 10 consecutive business days during the applicable compliance period.

“We are taking steps that position the Company for long-term success as a publicly listed company. Our Nasdaq listing provides an important platform from which to execute our strategy, and we remain committed to maintaining our listing while continuing to build long-term value for our shareholders,” said Andrew Cavaghan, CEO of Blue Gold.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is a gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high-quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenized form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited's products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:
Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com

Primary offering of up to 11,500,000 Class A ordinary shares issuable upon the exercise of warrants
Secondary offering of up to 7,896,565 Class A ordinary shares offered by the Selling Shareholder

Prospectus Supplement

August 5, 2026